Intrepid Technology & Resources, Inc.
501 West Broadway, Suite 200
Idaho Falls, Idaho  83402

October 1, 2007

Via EDGAR & Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jennifer Hardy, Branch Chief

         Mail Stop 7010

Re:

Intrepid Technology & Resources, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed on August 28, 2007
File No. 333-143122

Dear Ms. Hardy:

This letter sets forth the responses of Intrepid Technology & Resources, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated September 20, 2007 (the "Comment Letter") with respect to the above-referenced filings.  In addition, the Company has filed through EDGAR Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement") which incorporates the Company's responses to the Staff's comments to the Registration Statement and updates certain of the disclosures.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

General

1.

Comment:   Please include the fee table on the registration statement cover page to reflect the revised number of shares you are registering.

Response:  The fee table has been added to the registration statement cover page to reflect the revised number of shares we are registering.

2.

Comment:  Please file the legal opinion required by Item 601 (b)(5) of Regulation S-B.

Response:  The legal opinion of Hawley Troxell Ennis & Hawley LLP has been filed as Exhibit 5.1

Ms. Jennifer Hardy

Securities and Exchange Commission

October 1, 2007

Transactions with Y A Global Investments

Current Transaction

3.

Comment: We note your response to comment 4 in our letter dated June 19; 2007. Please revise footnote 4 and the corresponding column in the table on page 16 to reflect the total possible shares underlying the convertible notes (assuming no interest payments: and complete conversion throughout the term of the notes) based on a conversion price of one cent and revise the remainder of the table accordingly.

Response:  As discussed with the Staff, a column has been added to the table to indicate the number of shares issuable upon conversion of the debentures assuming a conversion price of one cent and the footnotes thereto have been revised accordingly

4.

Comment: We note your response to comment 5 in our letter dated June 19; 2007; however, we do not see your response in the filing. We note that Y A Global Investments owns 5 million shares of common stock underlying warrants that you issued on December 1, 2006. Therefore, please. provide tabular disclosure of the total possible profit to be realized as a result of any Conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder presented in a table with the following information disclosed separately:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder presented in a table with the following information disclosed separately;

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Ms. Jennifer Hardy

Securities and Exchange Commission

October 1, 2007

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:  The requested disclosure has been added at the end of the section entitled “Prior Transactions with YA Global Investments” with respect to the 5,000,000 warrants issued to YA Global Investments on December 1, 2005.

Plan of Distribution

5.

Comment:  We reissue comment 12 in our letter dated June 19, 2007. Please revise throughout this section to state that Y A Global Investments is an underwriter.

Response:  After consultations with the staff, the Company sought the input of regarding this comment from YA Global.  YA Global has advised us that for the reasons set forth below it does not believe that it is an underwriter and should not be required to be listed as one in the “Plan of Distribution” section of the registration statement.

•

The plan of distribution, and the transaction underlying it, is a secondary offering – one not on behalf of the issuer – and not an underwritten, or primary offering.  Accordingly, as the staff has make plain, the offering is eligible for registration on Form SB-2 in accordance with the policy guidance vetted at the highest levels of the Division, and publicly disclosed by David Lynn, the former Chief Counsel of Division of Corporate Finance of the SEC, to the investment community in late January 2007.  The current transaction was structured and closed only after and in strict compliance with (and reliance on) the public statements made by David Lynn. Since that is the case, the selling shareholder should not be deemed to be an underwriter.

•

The January 2007 guidance interpreted Telephone Interpretation 29 under Rule 415, the relevant authority in distinguishing, in the words of the interpretation, “a secondary offering that is really a primary offering, i.e. [where] the selling shareholders are underwriters selling on behalf of an issuer.”  The staff’s primary concern prior to the January 2007 guidance was that the number of shares as a percentage of a company’s public float could be so high as to render a purported

Ms. Jennifer Hardy

Securities and Exchange Commission

October 1, 2007

secondary offering, a primary offering. That concern was addressed in straightforward terms by the guidance limiting the number of registrable shares to 33% of a company’s outstanding stock excluding affiliates, although the guidance also noted that a higher level of registrable securities may be permitted in certain circumstances such as a reverse merger. The current registration statement is for less than this number of shares.1 Further, there are no indices of affiliate status by YA Global. Between October 2006 and March 23, 2007 (the closing date of the current transaction), YA Global owned no debt or stock in the Company (other than the right to acquire up to 5,000,000 shares (less than 3%) of the Company’s common stock upon exercise of warrants). The preexisting Standby Equity Distribution Agreement (“SEDA”) expired on March 10, 2007 and YA Global has no existing SEDA with the Company or other arrangements with the Company other than the arrangements described in the registration statement. In addition, YA Global has no director seats nor the right to appoint any in the future.  We also point out that the Company was able to obtain financing independent of YA Global in the form of a municipal bond offering.

•

The January 2007 guidance also addressed instances, such as here, in which an issuer could register additional stock on behalf of an investor. That guidance permitted additional registration on the later of (i) 60 days after an investor has sold its last share or (ii) six months following the effective date of the prior registration statement. YA Global’s investment satisfies the guidance because it sold its last share of stock in the Company in October 2006 under a registration statement that was declared effective in May 2005.  The current registration statement  was originally filed on May 21, 2007, which is more than 7 months after YA Global sold its last share of stock in the Company and more than 60 days after the termination of the last SEDA.

•

Neither the Company nor YA Global is aware of any other characteristics of the transaction that should or would question the applicability of the January 2007 guidance and can not discern any circumstances present in the current transaction or registration statement that distinguishes this transaction from those intended to be covered by the guidance and it is can  not discern any aspects of Telephone Interpretation 29, independent of offering size, that are implicated in this transaction. YA Global sold its last share of the Company’s stock in October 2006, and has borne credit, market, and other forms of investor risk since its purchase of the first tranche of its investment in March 2007 (or  over six months)  and has not sold or offered to sell a single share of stock in the Company.

Ms. Jennifer Hardy

Securities and Exchange Commission

October 1, 2007

•

This transaction is also functionally different from typical underwritings for a number of reasons, including the following:

o

YA Global does not, and will not, enter into syndication or “selected dealer” arrangement with any other person to effect a further, wider distribution of the securities it purchases;

o

As is its usual practice, YA Global purchased convertible securities of the Company prior to the filing of a registration statement, such that the receipt of funds by the Company was not dependent upon the resale by YA Global of the underlying common shares in the public market;

o

YA Global has significant credit risk in the transaction.  YA Global’s risk started at the moment it purchased the convertible debentures, and that credit risk continues until the time that the convertible debentures are repaid or it is able to recoup part or all of its investment through selling shares of common stock obtained upon conversion of the debentures ;

o

YA Global has execution risk attributable to uncertainty related to the Company being able to obtaining effective registration of the shares underlying the convertible debentures;

o

YA Global has market risk owing to the relatively illiquid and volatile trading markets for the common stock underlying its investment in convertible debentures such as the common stock of the Company; and

o

No special selling methods are – or will be – engaged in, by, or on behalf of YA Global in connection with the disposition of the shares that are the subject of this registration statement.

For all of these reasons, and the Company does not believe YA Global is an underwriter and therefore it would be inappropriate to identify YA Global as an underwriter in the pending registration statement.

Ms. Jennifer Hardy

Securities and Exchange Commission

October 1, 2007

Thank you for your assistance in this matter.  Please call me at (208) 529-5337 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,

Dennis Keiser

cc:

Brigitte Lippmann/SEC

Michael D. Schwamm, Esq./Duane Morris, LLP

Footnotes

1

YA Global is not seeking to have the Company exceed the 33% threshold in this instance.  In public discussions regarding the January 2007 guidance, senior officials of the Division indicated that enhanced tabular disclosure of the features of transactions such as the one here would further inform investors and alleviate staff concerns.  YA Global notes that the Company has included such tabular disclosure in the registration statement in accordance with staff comments.